

April 4, 2013

Via E-mail
Mr. Terrance J. Lillis
Senior Vice President and
Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392

Re: **Principal Financial Group, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 13, 2013
                File No. 001-16725

Dear Mr. Lillis:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

General

1. Please note that we will review Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing the information, and we will not be able to clear our review of your filing until we have the opportunity to resolve any potential comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Investment Results
U.S. Investment Operations, page 65

2. You state "We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer and we require additional yield on

these investments to compensate for the risk that the issuer will exercise such option. We assess option risk in all investments we make and, when we take that risk, we price for it accordingly." Provide us proposed disclosure to be included in future periodic reports that quantifies the amount of fixed maturity investments that are subject to call or redemption features at the issuer's option and the weighted average interest rate being earned on these callable or redeemable debt securities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk, page 80

3. You state on page 36 and 45 that the low interest rate environment has impacted the profitability of certain products you offer and returns on your investments and that a sustained low interest rate environment would reduce the growth in net income. Please provide us disclosure to be included, in MD&A, in future periodic reports that quantifies the impact of this known trend or uncertainty on your future operating results.

4. Please provide us proposed disclosure to include in future periodic reports which quantifies the distribution of guaranteed rates e.g. less than 1%, 1-3%, 3-5%, above 5% etc. by insurance product account values.

5. Please provide us disclosure to include in future periodic reports which illustrates the spread between the interest rates being credited to contract holders and investment yield for each insurance product with guaranteed minimum interest rates, for each period presented. On page 45 you state that primarily your fixed deferred annuity, general account group annuity and universal life insurance products include guaranteed minimum interest rates.

Notes to Consolidated Financial Statements
Note 13. Stockholders' Equity
Dividend Limitations, page 164

6. In addition to the restrictions on the amount of dividends paid from Principal Life to Principal Financial Group, Inc. that you have disclosed, please provide us proposed disclosure to be included in future periodic reports to comply with Rule 4-08(e) of Regulation S-X to also disclose the nature of restrictions and the amount of the retained earnings or net income restricted or free of restriction for payment of dividends by Principal Financial Group, Inc. to its stockholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant